

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2013

Via E-mail
John N. Hatsopoulos
Chief Executive Officer
American DG Energy Inc.
45 First Avenue
Waltham, Massachusetts 02451

   Re: American DG Energy Inc.
     Registration Statement on Form S-3
     Filed October 4, 2013
     File No. 333-191580

Dear Mr. Hatsopoulos:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your indication that you may file a prospectus supplement naming certain selling shareholders who may offer and sell your common stock, as well as the related amounts of common stock. We also note similar statements on page 3, in the section titled "Selling Shareholders." These statements suggest reliance upon Rule 430B(b); however, it appears that you are ineligible to rely upon such rule. Please revise or advise. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations 220.04 and 228.03 located at our website.

Selling Shareholders, page 3

2. We note your indication on the Prospectus Cover Page that you include shares to be offered by your selling stockholders as part of your $50,000,000 unallocated shelf. Because this resale transaction is a delayed offering pursuant to Rule 415(a)(1)(i) and you

are not a well-known seasoned issuer, this secondary offering cannot be made on an unallocated basis. Please revise this section, the fee table, the Plan of Distribution and other portions of the registration statement, as appropriate, to register a specific amount of shares for resale. Please see General Instruction II.D of Form S-3 and Question 228.03 of our Securities Act Rules Compliance and Disclosure Interpretations located on our website. Please also describe in greater detail the private transactions in which the selling security holders received their shares and provide the information for the selling shareholders required by Item 507 of Regulation S-K.

Plan of Distribution, page 8

3.   We note your disclosure on page 9 regarding the offer of securities in a subscription rights offering. This reference seems inapplicable considering you otherwise do not mention that you are offering rights off this shelf registration statement, such as in the fee table, the prospectus cover page, the description of securities or your undertakings. Please remove this reference or revise your prospectus to reflect the registration of rights.

Exhibit 5.1 – Legal Opinion

4.   Please have counsel revise the legal opinion to address the issues raised in the comments above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Kristen A. Young, Esq.